Exhibit 99.3

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended
June 29, 2014

Contents

4	Introduction

5	Interim Management Board Report

10	Managing Directors’ Statement

11	Consolidated Condensed Interim Financial Statements

26	Other Information

29	Definitions

This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2014, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2014

Introduction

Dear Stakeholder,

Today we published our Statutory Interim Report for the six-month period ended June 29, 2014. This includes an Interim Management Board Report, a Managing Directors’ Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.

Today, we also published our 2014 second-quarter results in accordance with US GAAP and IFRS-EU.

Veldhoven, July 16, 2014

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected shipment of tools, productivity of our tools, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like ”may”, ”will”, ”could”, ”should”, ”project”, ”believe”, ”anticipate”, “expect”, ”plan”, ”estimate”, ”forecast”, ”potential”, ”intend”, ”continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in the section entitled ”Risk Factors” in this Interim Report. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML Statutory Interim Report 2014	4

Interim Management Board Report

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of June 29, 2014, we employed 10,786 payroll employees and 2,820 temporary employees (measured in FTEs). ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML.

In the first half year of 2014, we generated net sales of EUR 3,040.1 million and an operating income of EUR 772.4 million or 25.4 percent of net sales. Net income for the first half year of 2014 amounted to EUR 735.1 million or 24.2 percent of net sales, representing basic net income per ordinary share of EUR 1.67.

Below we provide an update of the risks and uncertainties we face in the second half year of 2014, followed by the ASML Operations Update, Auditor’s Involvement and 2014 Second Half Year Perspectives.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

We have assessed the risks for the second half year of 2014 and believe that the risks identified are in line with those presented in our Statutory Annual Report 2013. For a detailed description of the risks defined below, we refer to our Statutory Annual Report 2013.

Summary

Strategic Risk

•	We derive most of our revenues from the sale of a relatively small number of systems.

Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition.

Governmental, Legal and Compliance Risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims brought by others could harm our business;
•	We are subject to risks in our international operations; and
•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.

Operational Risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	As lithography technologies become more complex, our R&D programs become more risky and more expensive;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and

ASML Statutory Interim Report 2014	5

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees.

Financial Risks

•	A high percentage of net sales is derived from a few customers; and
•	Fluctuations in foreign exchange rates could harm our results of operations.

Risks Related to our Ordinary Shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;
•	Restrictions on shareholder rights may dilute voting power; and
•	Participating customers in our CCIP together own a significant amount of our ordinary shares.

ASML Statutory Interim Report 2014	6

ASML Operations Update

The Consolidated Condensed Interim Financial Statements for the six-month period ended June 29, 2014 included in this Statutory Interim Report have been prepared in accordance with IAS 34. For internal and external reporting purposes, we apply US GAAP, which is our primary accounting standard for setting financial and operational performance targets.

Based on US GAAP, net income, as explained in the table below, is measured differently from net income based on IFRS-EU.

For the six-month period ended June 29, 2014 and June 30, 2013 (in millions)	Unaudited 2014 EUR	Unaudited 2013 EUR

Net income based on US GAAP	647.8	341.3
Capitalization of development expenditures	63.1	109.9
Share-based payments	4.2	0.7
Income taxes	20.0	(12.9)

Net income based on IFRS-EU	735.1	439.0

Set forth below are certain extracts of our Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis (based on IFRS-EU):

For the six-month period ended June 29, 2014 and June 30, 2013 (in millions)	Unaudited 2014 EUR	Unaudited 2013 EUR

Total net sales	3,040.1	2,078.8
Cost of sales	(1,742.0)	(1,277.9)
Gross profit	1,298.1	800.9
Other income	40.5	30.5
Research and development costs	(401.5)	(218.4)
Selling, general and administrative costs	(164.7)	(131.9)
Operating income	772.4	481.1
Finance income (costs), net	(1.4)	(6.9)
Income before income taxes	771.0	474.2
Provision for income taxes	(35.9)	(35.2)
Net income	735.1	439.0

The following table shows a summary of key financial figures on a semi-annual basis:

For the six-month period ended June 29, 2014 and June 30, 2013 (in millions EUR, unless otherwise indicated)	Unaudited 2014	Unaudited 2013

Total net sales	3,040.1	2,078.8
Net system sales	2,273.0	1,592.4
Net service and field option sales	767.1	486.4
Total sales of systems (in units)	71	67
Total sales of new systems (in units)	62	59
Total sales of used systems (in units)	9	8
Gross profit as a percentage of total net sales	42.7	38.5
ASP of system sales	32.0	23.8
ASP of new system sales	35.9	26.2
ASP of used system sales	5.5	6.1

ASML Statutory Interim Report 2014	7

General

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in the Consolidated Condensed Statement of Profit or Loss therefore includes Cymer for one month, whereas the Consolidated Condensed Statement of Profit or Loss for the six-month period ended June 29, 2014 includes Cymer for six months.

Consolidated Sales and Gross Profit

Net sales increased by EUR 961.3 million to EUR 3,040.1 million for the first half year of 2014 from EUR 2,078.8 million for the first half year of 2013. This increase is caused by increased net system sales (EUR 680.6 million) and increased net service and field option sales (EUR 280.7 million). The increase in net system sales is primary caused by a relatively higher number of systems sold with a higher ASP whereas the increase in net service and field options sales is mainly caused by the acquisition of Cymer and the contribution of holistic lithography products.

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 35.9 million for the first half year of 2014 from EUR 26.2 million for the first half year of 2013. This was the result of a shift in the mix of new systems sold towards more high-end system types (NXT:1970Ci, NXT:1960Bi and including two NXE:3300B systems).

Gross profit on sales increased by EUR 497.2 to EUR 1,298.1 million for the first half year of 2014 from EUR 800.9 million for the first half year of 2013. Gross margin increased to 42.7 percent for the first half year of 2014 from 38.5 percent for the first half year of 2013. In the first half year of 2013 the gross margin was negatively impacted by the Cymer related purchase price allocation effects. Furthermore the increase is caused by relatively higher number of systems sold with a higher gross margin.

We started 2014 with a systems backlog excluding EUV of 56 systems. During the first half year of 2014, we booked orders for 59 systems excluding EUV and recognized sales for 69 systems excluding EUV. This resulted in a systems backlog excluding EUV of 46 as of June 29, 2014.

As of June 29, 2014, our systems backlog excluding EUV was valued at EUR 1,763.1 million and includes 46 systems with an ASP of EUR 38.3 million. As of December 31, 2013, the systems backlog excluding EUV was valued at EUR 1,953.3 million and included 56 systems with an ASP of EUR 34.9 million. The ASP of our systems backlog excluding EUV as of June 29, 2014 increased compared to December 31, 2013 as a result of a shift in the mix of systems towards more high-end system types (mainly NXT:1970Ci).

Other Income

Other income consists of contributions for R&D programs under the NRE Funding Agreements from certain Participating Customers of the CCIP and amounted to EUR 40.5 million for the first half year of 2014 (first half year of 2013: EUR 30.5 million).

Research and Development

R&D investments for the first half year of 2014 of EUR 543.0 million (first half year of 2013: EUR 384.8 million), comprise of R&D costs (including net development costs not eligible for capitalization), net of credits, of EUR 401.5 million (first half year of 2013: EUR 218.4 million) and capitalization of development expenditures of EUR 141.5 million (first half year of 2013: EUR 166.4 million) were significantly higher than for the first half year of 2013. Overall R&D investments increased following the acceleration of certain R&D programs, mainly EUV and next-generation immersion, as a result of the CCIP and the acquisition of Cymer.

Selling, General and Administrative Costs

Selling, general and administrative costs increased by EUR 32.8 million to EUR 164.7 million for the first half year of 2014 from EUR 131.9 million for the first half year of 2013 mainly as a result of the acquisition of Cymer.

Cash Flows from Operating Activities

We generated net cash from operating activities of EUR 550.3 million in the first half year of 2014 compared to EUR 596.2 million in the first half year of 2013. Lower net cash provided by operating activities in the first half year of 2014 compared to the first half year of 2013, relates to the increased sales levels fully off-set by decreased working capital, mainly due to an increase in inventories and a decrease in accounts receivable.

Cash Flows from Investing Activities

We used EUR 215.5 million of net cash for investing activities in the first half year of 2014 and EUR 485.0 million in the first half year of 2013. Net cash used in investing activities in the first half year of 2014 included EUR 295.7 million of

ASML Statutory Interim Report 2014	8

purchase of property, plant and equipment and intangible assets, EUR 369.7 million of purchase of available-for-sale securities and EUR 450.0 million of maturity of available-for-sale securities.

Cash Flows from Financing Activities

Net cash used in financing activities was EUR 556.4 million in the first half year of 2014 compared to EUR 284.9 million in the first half year of 2013. Net cash used in financing activities in the first half year of 2014 mainly included EUR 268.0 million of dividend payment (first half year of 2013: EUR 216.1 million) and EUR 299.9 million of share buybacks (first half year of 2013: EUR 84.7 million).

Related Party Transactions

For disclosure regarding related party transactions see Note 13 to the Consolidated Condensed Interim Financial Statements.

Auditor’s Involvement

This Statutory Interim Report for the six-month period ended June 29, 2014 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.

2014 Second Half Year Perspectives

Operational Outlook

In EUV, we have made significant progress in 2014 and we are on track towards our target of 500 wafers per day around the end of the year. In our EUV source development program, we demonstrated improvements towards the customer requirement for volume production in 2016 of typically 1,500 wafers per day. We are working closely with customers to determine the volume production insertion points for the 10 and 7 nanometer nodes.

With regards to our markets, deliveries of our DUV systems in the second half of 2014 will be driven by memory customers, with the ramp of the 20 nm, 16 nm and 14 nm logic nodes set to continue. However, some customers continue to evaluate the timing of their deliveries to synchronize supply and demand, leading to an adjustment towards the 2014 year-end shipment forecast.

Financial Outlook

The following table sets forth our systems backlog as of June 29, 2014 and December 31, 2013:

(in millions EUR, unless otherwise indicated)	Unaudited June 29, 2014	Unaudited December 31, 2013

New systems backlog excluding EUV (in units)	35	46
Used systems backlog excluding EUV (in units)	11	10
Total systems backlog excluding EUV (in units)	46	56
Value of new systems backlog excluding EUV	1,695.4	1,906.2
Value of used systems backlog excluding EUV	67.7	47.1
Value of total systems backlog excluding EUV	1,763.1	1,953.3
ASP of new systems backlog excluding EUV	48.4	41.4
ASP of used systems backlog excluding EUV	6.2	4.7
ASP of total systems backlog excluding EUV	38.3	34.9

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

ASML expects full-year 2014 net sales of around EUR 5.6 billion as logic customers re-evaluate the timing of the capacity ramps for their next nodes. Production of the NXE:3300B systems is ongoing; however, three of the previously targeted eight deliveries will shift into 2015 as some customers have opted to upgrade their system from NXE:3300B to NXE:3350B specifications, addressing the next level of volume production requirements.

The Board of Management,

Veldhoven, July 16, 2014

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Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, “Interim Financial Reporting”, provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht).

The Board of Management,

Peter T.F.M. Wennink, President and Chief Executive Officer

Martin A. van den Brink, President and Chief Technology Officer

Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer

Frits J. van Hout, Executive Vice President and Chief Program Officer

Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer

Veldhoven, July 16, 2014

ASML Statutory Interim Report 2014	10

Consolidated Condensed

Interim Financial Statements

Consolidated Condensed Interim Financial Statements

13	Consolidated Condensed Statement of Profit or Loss

14	Consolidated Condensed Statement of Comprehensive Income

15	Consolidated Condensed Statement of Financial Position

16	Consolidated Condensed Statement of Changes in Equity

18	Consolidated Condensed Statement of Cash Flows

19	Notes to the Consolidated Condensed Interim Financial Statements

Consolidated Condensed Statement of Profit or Loss

Notes	For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands, except per share data)	Unaudited 2014 EUR	Unaudited 2013 EUR

11	Net system sales	2,273,014	1,592,466
11	Net service and field option sales	767,058	486,332

	Total net sales	3,040,072	2,078,798
	Cost of system sales	(1,315,787)	(962,209)
	Cost of service and field option sales	(426,196)	(315,673)

	Total cost of sales	(1,741,983)	(1,277,882)

	Gross profit	1,298,089	800,916
	Other income	40,495	30,516
	Research and development costs	(401,492)	(218,390)
	Selling, general and administrative costs	(164,680)	(131,908)

	Operating income	772,412	481,134
	Finance income	7,420	4,050
	Finance costs	(8,846)	(11,031)

	Income before income taxes	770,986	474,153
10	Provision for income taxes	(35,884)	(35,113)

	Net income	735,102	439,040
7	Basic net income per ordinary share	1.67	1.05
7	Diluted net income per ordinary share[1]	1.66	1.04
	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	439,221	416,812
7	Diluted[1]	442,311	421,034

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML Statutory Interim Report 2014	13

Consolidated Condensed Statement of Comprehensive Income

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited 2014 EUR	Unaudited 2013 EUR

Net income	735,102	439,040

Other comprehensive income:
Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	31,147	(5,471)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	674	3,992
Transfers to net income	7,436	(3,926)

Other comprehensive income for the period, net of taxes[1]	39,257	(5,405)

Total comprehensive income for the period, net of taxes	774,359	433,635
Attributable to Equity holders	774,359	433,635

1	All items in other comprehensive income as at June 29, 2014, comprising of the hedging reserve of EUR 4.1 million (June 30, 2013: EUR 4.5 million) and the currency translation reserve of EUR 182.8 million (June 30, 2013: EUR 77.5 million), will be reclassified subsequently to profit or loss when specific conditions are met.

ASML Statutory Interim Report 2014	14

Consolidated Condensed Statement of Financial Position

(Before appropriation of net income)

Notes	(in thousands)	Unaudited June 29, 2014 EUR	December 31, 2013 EUR

	Assets
	Property, plant and equipment	1,275,118	1,217,840
	Goodwill	2,136,281	2,111,296
	Other intangible assets	1,448,988	1,375,572
	Deferred tax assets	317,201	302,724
	Finance receivables	46,400	46,017
4	Derivative financial instruments	85,386	30,777
	Other assets	258,463	263,353

	Total non-current assets	5,567,837	5,347,579

	Inventories	2,615,526	2,393,022
	Current tax assets	93,959	32,333
4	Derivative financial instruments	28,900	40,843
	Finance receivables	297,273	250,472
	Accounts receivable	1,085,585	878,321
	Other assets	276,939	250,217
4,5	Short-term investments	599,664	679,884
4,5	Cash and cash equivalents	2,110,993	2,330,694

	Total current assets	7,108,839	6,855,786

	Total assets	12,676,676	12,203,365

	Equity and liabilities

	Equity	7,781,123	7,544,795

	Long-term debt	1,114,310	1,065,756
4	Derivative financial instruments	3,074	2,608
	Deferred and other tax liabilities	412,043	439,885
	Provisions	4,095	4,620
8	Accrued and other liabilities	299,256	280,534

	Total non-current liabilities	1,832,778	1,793,403

	Provisions	2,113	2,227
4	Derivative financial instruments	10,331	9,044
	Current portion of long-term debt	4,309	4,385
	Current tax liabilities	88,928	15,803
8	Accrued and other liabilities	2,283,900	2,207,838
	Accounts payable	673,194	625,870

	Total current liabilities	3,062,775	2,865,167

	Total equity and liabilities	12,676,676	12,203,365

ASML Statutory Interim Report 2014	15

Consolidated Condensed Statement of Changes in Equity

	Issued and outstanding shares			Treasury
(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at cost EUR	Retained Earnings EUR	Other Reserves[2] EUR	Net Income EUR	Total EUR

Balance at December 31, 2012[7]	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

Appropriation of net income	-	-	-	-	1,302,347	-	(1,302,347)	-

Components of statement of comprehensive income
Net income	-	-	-	-	-	-	439,040	439,040
Foreign currency translation	-	-	-	-	-	(5,471)	-	(5,471)
Gain / (Loss) on financial instruments, net of taxes	-	-	-	-	-	66	-	66
Total comprehensive income	-	-	-	-	-	(5,405)	439,040	433,635

CCIP:
Fair value differences[3]	-	-	10,854	-	-	-	-	10,854

Purchases of treasury shares[4]	(1,437)	-	-	(85,807)	-	-	-	(85,807)
Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-	-	-
Share-based payments	-	-	81,569 [5]	-	-	-	-	81,569
Issuance of shares[6]	37,535	3,281	2,334,677	14,847	(156)	-	-	2,352,649
Dividend paid	-	-	-	-	(216,085)	-	-	(216,085)
Development expenditures	-	-	-	-	(130,720)	130,720	-	-

Balance at June 30, 2013 (unaudited)[7]	443,263	40,213	3,360,068	(187,547)	2,948,027	475,216	439,040	7,075,017

Appropriation of net income	-	-	-	-	-	-	-	-

Components of statement of comprehensive income
Net income	-	-	-	-	-	-	754,804	754,804
Foreign currency translation	-	-	-	-	-	(116,529)	-	(116,529)
Gain / (Loss) on financial instruments, net of taxes	-	-	-	-	-	(7,712)	-	(7,712)
Total comprehensive income	-	-	-	-	-	(124,241)	754,804	630,563

CCIP:
Fair value differences[3]	-	-	10,102	-	-	-	-	10,102

Purchases of treasury shares[4]	(3,177)	-	-	(214,193)	-	-	-	(214,193)
Share-based payments	-	-	35,252	-	-	-	-	35,252
Issuance of shares[6]	766	1	(22,317)	35,958	(5,588)	-	-	8,054
Dividend paid	-	-	-	-	-	-	-	-
Development expenditures	-	-	-	-	(100,803)	100,803	-	-

Balance at December 31, 2013[7]	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

Appropriation of net income	-	-	-	-	1,193,844	-	(1,193,844)	-

Components of statement of comprehensive income
Net income	-	-	-	-	-	-	735,102	735,102
Foreign currency translation	-	-	-	-	-	31,147	-	31,147
Gain / (Loss) on financial instruments, net of taxes	-	-	-	-	-	8,110	-	8,110
Total comprehensive income	-	-	-	-	-	39,257	735,102	774,359

CCIP:
Fair value differences[3]	-	-	9,288	-	-	-	-	9,288

Purchases of treasury shares[4]	(4,850)	-	-	(310,698)	-	-	-	(310,698)
Share-based payments	-	-	25,073	-	-	-	-	25,073
Issuance of shares[6]	1,196	-	(48,021)	57,098	(2,809)	-	-	6,268
Dividend paid	-	-	-	-	(267,962)	-	-	(267,962)
Development expenditures	-	-	-	-	(84,600)	84,600	-	-

Balance at June 29, 2014 (unaudited)[7]	437,198	40,214	3,369,445	(619,382)	3,680,109	575,635	735,102	7,781,123

1	As of June 29, 2014, the number of issued shares was 446,823,836. This includes the number of issued and outstanding shares of 437,197,559 and the number of treasury shares of 9,626,277. As of December 31, 2013, the number of issued shares was 446,822,452. This included the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of June 30, 2013, the number of issued shares was 446,808,250. This included the number of issued and outstanding shares of 443,263,373 and the number of treasury shares of 3,544,877.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
3	EUR 9.3 million (second half year of 2013: EUR 10.1 million; first half year of 2013: EUR 10.9 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017).
4	During the six-month period ended June 29, 2014, ASML repurchased shares for an amount of EUR 310.7 million (December 31, 2013: EUR 300.0 million; June 30, 2013: EUR 85.8 million). As of June 29, 2014, EUR 10.8 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2013: nil; June 30, 2013: EUR 1.1 million).
5	Share-based payments include an amount of EUR 66.1 million in relation to the fair value of unvested equity awards exchanged as part of the acquisition of Cymer.

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6	Issuance of shares includes 36,450,374 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,345.8 million. The difference of EUR 1.8 million with the fair value of shares is explained by 28,735 shares still to be issued to former Cymer shareholders as per June 30, 2013 (June 29, 2014: remaining difference of EUR 0.8 million for 13,149 shares to be issued; December 31, 2013: remaining difference of EUR 1.0 million for 14,533 shares to be issued).
7	Before appropriation of net income.

ASML Statutory Interim Report 2014	17

Consolidated Condensed Statement of Cash Flows

Notes	For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited 2014 EUR	Unaudited 2013 EUR

	Cash Flows from Operating Activities
	Net income	735,102	439,040

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization	195,435	131,754
	Impairment	6,433	2,668
	Loss on disposal of property, plant and equipment[1]	1,171	561
	Share-based payments	30,488	15,048
	Allowance for doubtful receivables	153	759
	Allowance for obsolete inventory	86,720	64,416
	Deferred income taxes	(42,480)	39,047
	Changes in assets and liabilities:
	Accounts receivable	(208,563)	63,619
	Finance receivables	(46,563)	34,357
	Inventories[1]	(326,291)	(282,583)
	Other assets	(21,473)	(35,045)
8	Accrued and other liabilities	79,972	(120,655)
	Accounts payable	55,491	223,049
10	Current income taxes	82,676	73,368

	Cash generated from operations	628,271	649,403
	Interest received	8,604	30,820
	Interest paid	(15,081)	(39,927)
10	Income taxes paid	(71,427)	(44,092)

	Net cash provided by operating activities	550,367	596,204

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment[1]	(146,190)	(77,841)
	Purchase of intangible assets	(149,556)	(175,191)
4	Purchase of available-for-sale securities	(369,734)	(474,962)
4	Maturity of available-for-sale securities	449,954	686,725
	Acquisition of subsidiaries (net of cash acquired)	-	(443,712)	[2]

	Net cash used in investing activities	(215,526)	(484,981)

	Cash Flows from Financing Activities
12	Dividend paid	(267,962)	(216,085)
12	Purchase of shares[3]	(299,854)	(84,752)
	Net proceeds from issuance of shares	13,623	17,689
	Repayment of debt	(2,248)	(1,764)

	Net cash used in financing activities	(556,441)	(284,912)

	Net cash flows	(221,600)	(173,689)
	Effect of changes in exchange rates on cash	1,899	(1,586)

	Net increase (decrease) in cash and cash equivalents	(219,701)	(175,275)
	Cash and cash equivalents at beginning of the year	2,330,694	1,767,596

	Cash and cash equivalents at June 29, 2014 and June 30, 2013	2,110,993	1,592,321

1	An amount of EUR 62.7 million (June 30, 2013: EUR 25.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory and an amount of EUR 23.9 million (June 30, 2013: EUR 33.8 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.
2	In the first half year of 2013, in addition to the cash paid in relation to the acquisition of Cymer, we issued 36,450,374 million shares for an amount of EUR 2,345.8 million (non-cash event) as part of the consideration transferred.
3	During the six-month period ended June 29, 2014, ASML repurchased shares for an amount of EUR 310.7 million (June 30, 2013: EUR 85.8 million). As of June 29, 2014, EUR 10.8 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (June 30, 2013: EUR 1.1 million).

ASML Statutory Interim Report 2014	18

Notes to the Consolidated Condensed Interim Financial Statements

1. General Information

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML Holding N.V. has control (together referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation.

The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 14, 2014.

The Consolidated Condensed Interim Financial Statements have not been audited or reviewed by an external auditor.

2. Basis of Preparation

The Consolidated Condensed Interim Financial Statements for the six-month period ended June 29, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Statutory Annual Report and should be read in conjunction with the Statutory Annual Report 2013, which has been prepared in accordance with IFRS-EU.

The Consolidated Condensed Interim Financial Statements are stated in thousands of EUR unless otherwise indicated.

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in the Consolidated Condensed Interim Financial Statements therefore includes Cymer for one month, whereas the Consolidated Condensed Interim Financial Statements for the six-month period ended June 29, 2014 includes Cymer for six months.

As a result of the Cymer acquisition, we have adjusted the figures for the six-month period ended June 30, 2013 for the changes made to the provisional purchase price allocation, the settlement of the pre-existing relationships and the cost of the liability to upgrade the first 11 3300 EUV sources.

3. Summary of Significant Accounting Policies

The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Statutory Financial Statements 2013, except for income tax expense which is recognized based on management’s best estimate of the annual income tax rate for the full financial year. Implementation of new and revised IFRS-EU over the six-month period ended June 29, 2014 did not have a material impact on our Consolidated Condensed Interim Financial Statements.

On June 29, 2014 the following Standards and Interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and us

IFRS 15 “Revenue from Contracts with Customers” (effective for annual periods beginning on or after January 1, 2017), was issued in May 2014. The Standard is subject to endorsement by the EU. IFRS 15 is a joint project of the IASB and the FASB, to clarify the principles for recognising revenue and to develop a common revenue standard for IFRS and US GAAP that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;
•	Provide a more robust framework for addressing revenue issues;
•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;
•	Provide more useful information to users of financial statements through improved disclosure requirements; and
•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

We are currently in the process of determining the impact of implementing this Standard on our Consolidated (Condensed Interim) Financial Statements.

IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after January 1, 2017), was issued in November 2009 and subsequently amended in December 16, 2011 and November 19, 2013. The Standard is subject to endorsement by the EU. IFRS 9 addresses the classification and measurement of financial assets and financial liabilities. IFRS 9 enhances the ability of investors and other users of financial information to understand the accounting

ASML Statutory Interim Report 2014	19

of financial assets and reduces complexity. Furthermore, IFRS 9 addresses the accounting for changes in the fair value of financial liabilities (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. We are currently in the process of determining the impact of implementing this Standard on our Consolidated (Condensed Interim) Financial Statements.

We believe that the effect of all other IFRSs not yet adopted is not expected to be material.

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•

Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for-sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates, discounted at a rate that reflects the credit risk of various counterparties or our own credit risk.

Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.

The fair value of our Eurobonds, including credit risk considerations, based on quoted market prices as per Bloomberg Finance LP, as per June 29, 2014 amounts to EUR 1,087.4 million (December 31, 2013: EUR 1,028.2 million).

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

ASML Statutory Interim Report 2014	20

Unaudited As of June 29, 2014 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	114,286	-	114,286
Money market funds [2]	465,940	-	-	465,940
Short-term investments [3]	449,664	150,000	-	599,664
Total	915,604	264,286	-	1,179,890

Liabilities
Long-term debt [4]	-	1,075,538	-	1,075,538
Derivative financial instruments [1]	-	13,405	-	13,405
Total	-	1,088,943	-	1,088,943

As of December 31, 2013 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	71,620	-	71,620
Money market funds [2]	535,000	-	-	535,000
Short-term investments [3]	304,884	375,000	-	679,884
Total	839,884	446,620	-	1,286,504

Liabilities

Long-term debt [4]	-	1,017,501	-	1,017,501
Derivative financial instruments [1]	-	11,652	-	11,652
Total	-	1,029,153	-	1,029,153

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt relates to our Eurobonds (fair value as at June 29, 2014: EUR 1,075.5 million (December 31, 2013: EUR 1,017.5 million)) and excludes accrued interest.

There were no transfers between levels during the first half year of 2014 and 2013.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.

Assets and liabilities measured at fair value on a nonrecurring basis

In 2014, we recognized impairment charges of EUR 6.4 million on our property, plant and equipment, mainly relating to buildings and constructions which ceased to be used. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ estimated fair value and their carrying amount.

We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2014.

5. Liquidity

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of June 29, 2014 of EUR 2,111.0 million, (December 31, 2013: EUR 2,330.7 million), short-term investments as of June 29, 2014 of EUR 599.7 million (December 31, 2013: EUR 679.9) and available credit facilities as of June 29, 2014 of EUR 700.0 million (December 31, 2013: EUR 700.0 million). In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

6. Critical Accounting Judgments and Key sources of Estimation Uncertainty

In the process of applying our accounting policies, management has made some judgments that have a significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Statutory Annual Report 2013.

ASML Statutory Interim Report 2014	21

7. Earnings per Share

The EPS data have been calculated as follows:

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands, except per share data)	Unaudited 2014 EUR	Unaudited 2013 EUR

Net income	735,102	439,040

Weighted average number of shares outstanding (after deduction of treasury stock)	439,221	416,812

Basic net income per ordinary share	1.67	1.05

Weighted average number of shares:	439,221	416,812
Plus shares applicable to:
Stock options / Restricted shares[1]	3,090	4,222

Dilutive potential common shares	3,090	4,222

Adjusted weighted average number of shares	442,311	421,034

Diluted net income per ordinary share[1]	1.66	1.04

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

8. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

(in thousands)	Unaudited June 29,2014 EUR	December 31,2013 EUR
Deferred revenue	1,291,412	939,358
Costs to be paid	510,510	440,010
Down payments from customers	514,644	821,959
Personnel related items	235,690	247,246
Standard warranty reserve	30,145	27,475
Other	755	12,324
Total accrued and other liabilities	2,583,156	2,488,372
Less: non-current portion of accrued and other liabilities	299,256	280,534

Current portion of accrued and other liabilities	2,283,900	2,207,838

The increase in accrued and other liabilities mainly relates to the increase in deferred revenue and costs to be paid, partly offset by a decrease in down payments from customers.

We receive down payments from customers prior to shipment of systems included in our current product portfolio or systems currently under development. The decrease in down payments from customers is caused by the shipments of such systems (mainly NXE:3300B).

Deferred revenue as of June 29, 2014 mainly consists of award credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 571.0 million (2013: EUR 660.1 million), which includes NXE:3300B systems shipped for an amount of EUR 276.4 million (2013: EUR 84.2 million). In addition, deferred revenue includes prepaid extended and enhanced (optic) warranty contracts amounting to EUR 273.0 million (2013: EUR 261.2 million).

Costs to be paid include an amount of EUR 175.2 million (2013: EUR 171.2 million) relating to the expected losses to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

ASML Statutory Interim Report 2014	22

9. Commitments, Contingencies and Guarantees

The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the Statutory Annual Report 2013.

10. Income Taxes

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the six-month period ended June 29, 2014 is 4.7 percent compared to 7.4 percent for the six-month period ended June 30, 2013. The decrease in the estimated annual tax rate is mainly explained by changes in the mix of income before income taxes between the Netherlands and foreign jurisdictions.

11. Segment Disclosure

ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resources to be allocated to the segment ASML and assess its performance.

Management reporting includes the following information:

Net system sales for new and used systems were as follows:

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited 2014 EUR	Unaudited 2013 EUR

New systems	2,223,461	1,543,524
Used systems	49,553	48,942

Net system sales	2,273,014	1,592,466

Net system sales per technology were as follows:

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited Net system sales in Units	Unaudited Net system sales in EUR

For the six-month period ended June 29, 2014
EUV	2	120,676
ArFi	43	1,919,284
ArF dry	2	15,010
KrF	18	193,948
I-line	6	24,096

Total	71	2,273,014

For the six-month period ended June 30, 2013
ArFi	30	1,211,274
KrF	28	340,215
I-line	9	40,977

Total	67	1,592,466

The increase in net system sales of EUR 680.6 million to EUR 2,273.0 million for the first half year of 2014 (first half year of 2013: EUR 1,592.4 million) is primary caused by a relatively higher number of systems sold with a higher ASP.

Segment performance is evaluated by our CODM based on the US GAAP Consolidated Statements of Operations which is measured differently from the Consolidated Statement of Profit or Loss reported in our Consolidated Financial Statements based on IFRS-EU.

ASML Statutory Interim Report 2014	23

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited 2014 EUR	Unaudited 2013 EUR

Net system sales	2,273,014	1,592,466
Net service and field option sales	767,058	486,332

Total net sales	3,040,072	2,078,798
Cost of sales	(1,678,714)	(1,238,058)

Gross profit	1,361,358	840,740
Other income	40,495	30,516
Research and development costs	(546,024)	(384,757)
Selling, general and administrative costs	(164,744)	(130,601)

Income from operations	691,085	355,898
Interest and other, net	(3,985)	(9,358)

Income before income taxes	687,100	346,540
Provision for income taxes	(39,302)	(5,269)

Net income for management reporting purposes	647,798	341,271
Differences US GAAP and IFRS-EU	87,304	97,769

Net income based on IFRS-EU	735,102	439,040

In addition, total assets is reviewed by our CODM based on US GAAP for the evaluation of segment performance. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

(in thousands)	Unaudited June 29, 2014 EUR	December 31, 2013 EUR

Total assets for management reporting purposes	11,888,533	11,513,730
Differences US GAAP and IFRS-EU	788,143	689,635

Total assets based on IFRS-EU	12,676,676	12,203,365

For geographic reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

Total net sales by geographic region were as follows:

For the six-month period ended June 29, 2014 and June 30, 2013 (in thousands)	Unaudited 2014 EUR	Unaudited 2013 EUR

Japan	194,193	109,217
Korea	897,054	477,973
Singapore	42,705	77,870
Taiwan	491,010	898,247
Rest of Asia	348,395	167,807
Netherlands	217	1,535
Rest of Europe	58,225	30,681
United States	1,008,273	315,468

Total	3,040,072	2,078,798

Non-current assets by geographic region were as follows:

(in thousands)	Unaudited June 29, 2014 EUR	December 31, 2013 EUR

Japan	2,976	2,679
Korea	14,317	13,347
Singapore	697	837
Taiwan	48,651	48,076
Rest of Asia	3,676	3,427
Netherlands	1,975,478	1,783,999
Rest of Europe	7,331	1,830
United States	3,034,176	3,084,872

Total	5,087,302	4,939,067

ASML Statutory Interim Report 2014	24

For the six-month period ended June 29, 2014, net sales to the largest customer accounted for EUR 884.8 million or 29.1 percent of net sales (June 30, 2013: EUR 752.2 million or 36.2 percent). Our three largest customers (based on net sales) accounted for 48.0 percent of accounts receivable and finance receivables at June 29, 2014 (December 31, 2013 73.3 percent).

Substantially all of our sales were export sales during the six-month periods ended June 29, 2014 and June 30, 2013.

12. Dividends and Share Buybacks

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

In the AGM of April 23, 2014, a dividend of EUR 0.61 per ordinary share of EUR 0.09 nominal value was adopted for 2013. As a result, a total dividend amount of EUR 268.0 million was paid to our shareholders on May 13, 2014.

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 17, 2013, we announced our intention to purchase up to an amount of EUR 1.0 billion of our own shares within the 2013-2014 timeframe, starting April 18, 2013. Up to June 29, 2014 we purchased 9.5 million shares for a total amount of EUR 610.7 million. The repurchased shares will be cancelled.

13. Related Party Transactions

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

The total net sales to Intel (and its affiliates) for the first half year of 2014 amounted to EUR 544.8 compared with EUR 175.9 million for the first half year of 2013. Outstanding liability as of June 29, 2014 amounted to EUR 123.8 million (December 31, 2013: EUR 182.3 million).

There have been no transactions during the first half year of 2014, and there are currently no transactions, between ASML and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangement. During the first half year of 2014, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

14. Subsequent Events

We have evaluated subsequent events until July 16, 2014 which is the issuance date of this Statutory Interim Report for the six-month period ended June 29, 2014. There are no subsequent events to report.

Veldhoven, the Netherlands

July 16, 2014

Prepared by the Board of Management:

Peter T.F.M. Wennink

Wolfgang U. Nickl

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

ASML Statutory Interim Report 2014	25

Other Information

ASML Statutory Interim Report 2014	26

Information and Investor Relations

Financial Calendar

October 15, 2014

Announcement of Third Quarter Results for 2014

January 21, 2015

Announcement of Fourth Quarter Results for 2014 and Annual Results for 2014

April 22, 2015

General Meeting of Shareholders

Fiscal Year

ASML’s fiscal year ends on December 31, 2014

Listing

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

Investor Relations

ASML Investor Relations will answer questions related to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and our Statutory Annual and Interim Report filed with the AFM. Annual Reports, Interim Reports, quarterly releases and other information are available on and can be downloaded from our website (www.asml.com).

ASML Statutory Interim Report 2014	27

ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing Address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

United States Main Office

2650 W Geronimo Place

Chandler, AZ 85224

U.S.A.

Asia Main Office

Suite 1702-3, 17F

100 Queens Road Central

Hong Kong

Corporate Communications

phone: +31 40 268 7870

email: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

email: investor.relations@asml.com

For more information please visit our

website www.asml.com

ASML Statutory Interim Report 2014	28

Definitions

Name	Description

AFM	Autoriteit Financiële Markten

AGM	Annual General Meeting of Shareholders

ASML	ASML Holding N.V., its subsidiaries and the special purpose entities over which ASML Holding N.V. has control

ASP	Average Selling Price

CCIP	Customer Co-Investment Program

CODM	Chief Operating Decision Maker

Cymer	Before the acquisition known as Cymer, Inc. and its subsidiaries

EPS	Earnings per Share

EU	European Union

EUR / Euro	Euros

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

EUV	Extreme Ultraviolet

FASB	Financial Accounting Standards Board

FTEs	Full-time Equivalents

IAS	International Accounting Standard

IASB	International Accounting Standards Board

IC	Intercircuit

IFRS	International Financial Reporting Standards

IFRS-EU	International Financial Reporting Standards as adopted by the European Union

NASDAQ	NASDAQ Stock Market LLC

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding	The Non Recurring Engineering Funding Agreements signed as part of the Customer Co-
Agreements	Investment Program

Participating customers	Intel Corporation, Taiwan Semiconductor Manufacturing Company Ltd. and Samsung Electronics Corporation

R&D	Research and Development

US GAAP	Generally Accepted Accounting Principles in the United States of America

ASML Statutory Interim Report 2014	29